Exhibit 4.21

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This Second Amendment to Employment Agreement (this “Amendment”), dated this12/26/19, is entered into by and between BeyondSpring Pharmaceuticals, Inc. (the “Company”) and Mr. Richard Daly (“Employee”).

RECITALS

WHEREAS, the Company and Employee are parties to that Employment Agreement, dated as of June 8, 2018, as amended by that Amendment, dated as of September 24, 2019 (the “Employment Agreement”); and

WHEREAS, the parties wish to amend the terms of the Employment Agreement, as set forth herein, effective as of August 1, 2019.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.            Section 3(a). Section 3(a) is hereby amended and restated in its entirely as follows:

Employee shall be paid a salary of $430,000 annually, payable in accordance with the regular payroll practices of the Company. In addition to the base salary, Employee will be eligible to earn an the annual bonus of up to 45% of annual salary, depending on meeting all pre-specified milestones.

2.            Section 3(b). Section 3(b) is hereby amended and restated in its entirety as follows:

In addition to the base salary and any annual bonus payable pursuant to Section 3.a., Employee shall be eligible to receive the incentive payments set forth on Annex B hereto. If earned, any such amounts shall be paid either in cash or, at the election of Employee (subject to prior approval of the Board of Directors of the Company and compliance with applicable securities law), fully vested shares of the Company’s capital stock having a valuation equal to such amount (if available for issuance).

3.            Annex B, Section 1. The last sentence of Section 1 of Annex B of the Agreement is hereby amended and restated as follows:

Payments in respect of milestones described in Section 1 above shall be made only if Employee is employed at the time the milestone is achieved, and, if earned, shall be paid in accordance with the regular payroll practices of the Company within (30) days following determination of achievement of the applicable milestone.

4.           Annex B, Section 2. The last sentence of Section 2 of Annex B is hereby amended and restated as follows:

Payments in respect of milestones described in Section 2 above shall be determined as follows: in the event that the Company achieves any such milestone, the Company will pay the Employee the Applicable Amount within thirty (30) days following the achievement of the applicable milestone, in accordance with the regular payroll practices of the Company.

5.           Continuation of Employment Agreement. Except as otherwise expressly provided herein, all of the terms and provisions of the Employment Agreement shall remain in full force and effect and this Employment Amendment shall not amend or modify any other rights, powers, duties, or obligations of any party to the Employment Agreement.

6.           Complete Agreement. This Amendment and the Employment Agreement contain the entire agreement between the parties hereto with respect to the matters contained herein and supersedes and replaces any prior agreement between the parties with respect to the matters set forth in this Amendment.

7.           Counterparts. This Amendment may be executed in any number of counterparts and any such counterparts may be transmitted by electronic transmission, and each of such counterparts, whether an original or an electronic or ".pdf" of an original, shall be deemed to be an original and all of such counterparts together shall constitute a single agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment, on the date first set forth above.

EMPLOYEE	BEYONDSPRING PHARMACEUTICALS, INC.

/s/ Richard Daly	/s/ Lan Huang
Richard Daly
	By:	Lan Huang, PhD

	Its:	CEO